ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 24, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.
Registration Statement on Form S-1
CIK No. 0001437578

Attn:	Shaz Niazi/ Brigitte Lippman – Legal
Blaise Rhodes/Raj Rajan – Accounting

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as well as the following responses to the comment letter dated October 19, 2012 from the Staff regarding the draft of the registration statement that was submitted confidentially in accordance with the JOBS Act on October 9, 2012. A copy of the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Registration Statement reflects certain revisions to the draft registration statement that was confidentially submitted to the Commission on October 9, 2012 in response to the comment letter dated October 19, 2012 as well as certain other updated information. We have also supplementally enclosed for your review copies of the gatefold artwork that the Company intends to use in the prospectus and which is also included as part of the EDGAR filing. For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement, which has been marked to indicate the changes from the draft registration statement that was submitted confidentially on October 9, 2012.

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2012

To assist your review, the Staff’s comments as reflected in the Staff’s letter dated October 19, 2012 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:

The Company supplementally advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act, and that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

Related Party Transactions, page 96

Stockholders Agreement, page 96

2. We reissue comment 21 of our letter dated September 26, 2012. Please describe the material terms of the stockholders agreement. Also identify the directors elected to the board pursuant to this agreement. See Item 404(a) of Regulation S-K.

The Registration Statement has been revised on page 96 in response to comment 2 to describe the material terms of the stockholders agreement.

Undertakings, page II-6

3. We reissue comment 32 of our letter dated September 26, 2012. Please provide the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Since you may in the future rely on Rule 430C in addition to Rule 430A, Item 512(a)(5)(ii) is required, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. Note that these

Division of Corporation Finance

Securities and Exchange Commission

October 24, 2012

undertakings are applicable to offerings made outside the scope of Rule 415. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response to Comment 3:

The Registration Statement has been revised on page II-6 in response to comment 3 to include the identified undertakings.

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	David Lissy

Elizabeth Boland

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